# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quantum-Si Inc, CIK 0001816431
CUSIP: 74765K105
Title of class of securities: Class A common stock, par value $0.0001 per share, Class B common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 29 BUSINESS PARK DRIVE, BRANFORD, Connecticut (CT), 06405
Date of event which requires filing of this statement: 09/09/2025
Amends the filing with accession number 0001104659-21-083432
Filed by CIK 0001076352
Persons authorized to receive notices and communications: Jonathan M. Rothberg, Ph.D., c/o Quantum-Si Incorporated, 29 Business Park Drive, Branford, Connecticut (CT), 06405, (866) 688-7374

## Reporting persons
- ROTHBERG JONATHAN M (CIK 0001076352): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 12,085,926; shared voting power 2,190,489; sole dispositive power 12,085,926; shared dispositive power 2,190,489; aggregate amount beneficially owned 14,276,415 (7.8% of the class)
  Comment: This Reporting Person's Table is for Class A common stock.
  
  Rows 7, 9 and 11 consists of (i) 2,568,443 shares of Class A common stock of Quantum-Si Incorporated (the ''Issuer'') held by Jonathan M. Rothberg, Ph.D., (ii) stock options to purchase 543,642 shares of Class A common stock of the Issuer which are exercisable within 60 days of September 9, 2025, held by Dr. Jonathan M. Rothberg and (iii) an aggregate of 8,973,841 shares of Class A common stock of the Issuer held by entities owned by trusts created for the benefit of Dr. Jonathan Rothberg's children, including shares of Class A common stock previously distributed from 2012 JMR Trust Common, LLC.
  
  Rows 8, 10 and 11 consists of (i) 1,917,067 shares of Class A common stock of the Issuer held by 23rd Century Capital LLC, and (ii) 273,422 shares of Class A common stock of the Issuer held by Dr. Jonathan Rothberg's spouse, Bonnie E. Gould Rothberg, M.D.
  
  Row 13 is calculated based on 182,557,698 shares of Class A common stock of the Issuer outstanding as of July 31, 2025.
- ROTHBERG JONATHAN M.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 19,937,500; shared voting power 0; sole dispositive power 19,937,500; shared dispositive power 0; aggregate amount beneficially owned 19,937,500 (100% of the class)
  Comment: This Reporting Person's Table is for Class B common stock.
  
  Rows 7, 9 and 11 consists of (i) 17,943,750 shares of Class B common stock of the Issuer held by 4C Holdings I, LLC and (ii) 1,993,750 shares of Class B common stock of the Issuer held by 4C Holdings V, LLC.
  
  Row 13 is calculated based on 19,937,500 shares of Class B common stock of the Issuer outstanding as of July 31, 2025.
- 23rd Century Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); shared voting power 1,917,067; shared dispositive power 1,917,067; aggregate amount beneficially owned 1,917,067 (1.05% of the class)
  Comment: This Reporting Person's table is for Class A common stock.
  
  Row 13 is calculated based on 182,557,698 shares of Class A common stock of the Issuer outstanding as of July 31, 2025.
- 2012 JMR Trust Common, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); 0% of the class
  Comment: This Reporting Person's table is for Class A common stock.
  
  Row 13 is calculated based on 182,557,698 shares of Class A common stock of the Issuer outstanding as of July 31, 2025.
- 4C Holdings I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); shared voting power 17,943,750; shared dispositive power 17,943,750; aggregate amount beneficially owned 17,943,750 (90% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 19,937,500 shares of Class B common stock of the Issuer outstanding as of July 31, 2025.
- 4C Holdings V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); shared voting power 1,993,750; shared dispositive power 1,993,750; aggregate amount beneficially owned 1,993,750 (10% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 19,937,500 shares of Class B common stock of the Issuer outstanding as of July 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share, Class B common stock, par value $0.0001 per share
Name of issuer: Quantum-Si Inc
Address of issuer's principal executive offices: 29 BUSINESS PARK DRIVE, BRANFORD, Connecticut (CT), 06405
Comment:
Explanatory Note

Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends and supplements the Schedule 13D dated June 18, 2021, as amended by Amendment No. 1 filed on September 13, 2023, Amendment No. 2 filed on September 17, 2024 and Amendment No. 3 filed on December 31, 2024 (collectively, as amended, the "Schedule 13D") relating to the Class A common stock, par value $0.0001 per share ("Class A common stock"), and Class B common stock, par value $0.0001 per share, of Quantum-Si Incorporated, a Delaware corporation. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: In connection with estate planning, entities owned by trusts created for the benefit of Dr. Jonathan Rothberg's children have entered into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Plan"), a copy of which is attached hereto as Exhibit 5. Pursuant to the Plan, sales of up to 8,973,841 shares of Class A common stock may be effected during the plan sales period beginning following the cooling-off period contained in Rule 10b5-1(c) on January 14, 2026 and ending on January 14, 2027 in accordance with the terms and conditions of the Plan. The sale of shares of Class A common stock under the Plan is subject to minimum price parameters included in the Plan, and there is no assurance that any shares of Class A common stock will be sold under the Plan.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

5. Rule 10b5-1 Trading Plan

## Signatures
- ROTHBERG JONATHAN M: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D. (09/11/2025)
- ROTHBERG JONATHAN M.: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D. (09/11/2025)
- 23rd Century Capital LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Member (09/11/2025)
- 2012 JMR Trust Common, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (09/11/2025)
- 4C Holdings I, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (09/11/2025)
- 4C Holdings V, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (09/11/2025)